Exhibit 3.1

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

•	First: The name of the statutory trust is Lord Abbett Private Credit Fund S.

•	Second: The name and address of the Registered Agent in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808.

•	Third: Pursuant to 12 Del. C. Section 3807(b), the Trust intends to become a regulated business development company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of beneficial interests.

•	Fourth: The Certificate of Trust shall be effective upon filing in the Office of the Secretary of State of the State of Delaware.

By:	/s/ Stephan Kuppenheimer
Trustee(s)

Name: Stephan Kuppenheimer
Typed or Printed